SUBSIDIARIES



                              State of           Named Used by Subsidiary
Name                       Incorporation            to Conduct Business

New York State Regional      Delaware        New York Regional Rail Corporation
  Rail corporation

New York Cross Harbor        New York       New York Cross Harbor Railroad, Inc.
  Railroad, Inc.

CH Proprietary, Inc.         New Jersey      None

J.S. Transportation, Inc.    New Jersey      J.S. Transportation, Inc.